

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 17, 2017

<u>Via E-mail</u>
Barry Dahl
Chief Financial Officer
Klondex Mines Ltd.
1055 West Hastings Street, Suite 2200
Vancouver, BC
Canada V6E 2E9

**Re: Klondex Mines Ltd.
          Form 40-F for the Year Ended December 31, 2015
          Filed March 28, 2016
          File No. 001-37563**

Dear Mr. Dahl:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining